[redacted]

SECU 12013734 SSION

KH 3/10

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SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CF Global Trading, LLC and Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue
(No. and Street)

New York	N.Y.	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Gerli (212) 888-4863
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/02

OATH OR AFFIRMATION

I, John Gerli III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CF Global Trading, LLC and Subsidiaries, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Managing Partner

Title

VIVIAN PALACIOS
Notary Public, State of New York
No. 01PA6154099
Qualified in New York County
Commission Expires Oct. 20, 14

Notary Public

On this day February 15, 2012 before me came [signature] to me known to be the individual described in and who executed the foregoing instrument and acknowledged that s / he executed the same.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members
CF Global Trading, LLC

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC and Subsidiaries (the "Company") as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the financial position of CF Global Trading, LLC and Subsidiaries, as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2012

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and cash equivalents	**$ 10,308,977**
Due from brokers	**3,969,846**
Securities owned, at fair value	**317,546**
Fixed assets - net of accumulated depreciation and amortization of $2,940,220	**392,654**
Research credits receivable	**510,207**
Other	**888,614**
	$ 16,387,844
LIABILITIES	
Accounts payable and accrued expenses	**$ 2,294,975**
Research credits payable	**1,034,735**
Due to brokers	**725,925**
Deferred rent payable	**141,419**
	4,197,054
Commitments and contingencies	
MEMBERS' CAPITAL	**12,190,790**
	$ 16,387,844

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC (the "Parent"), a Delaware limited liability company, was organized on April 18, 2000. The Parent is a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Parent was organized for the principal purpose of engaging in international securities brokerage business and acts as an agency or introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Parent shall continue for an indefinite time, as allowed for in the Amended Limited Liability Company Agreement (the "Agreement").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Principles of consolidation:

The consolidated statement of financial condition of CF Global Trading, LLC and subsidiaries (collectively, the "Company") include the accounts of CF Global Trading, LLC and its wholly owned subsidiaries, CF Global (HK) Limited, incorporated in Hong Kong, and CF Global Trading (UK) Limited, incorporated in the United Kingdom. Comprehensive loss relates to foreign exchange losses due to consolidation with non-U.S. entities. All intercompany transactions and balances have been eliminated in consolidation.

[2] Cash and cash equivalents:

The Company considers money market funds and all investment instruments purchased with a maturity of three months or less to be cash equivalents.

[3] Due from/to brokers:

The amounts due from/to brokers consist of cash balances and the net of receivables and payables for unsettled trades. Interest is charged on overdraft positions. At December 31, 2011, there were no overdraft balances.

[4] Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis.

[5] Translation of foreign currencies:

At December 31, 2011, recorded balances that are denominated in foreign currencies are translated to reflect the year-end exchange rate. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the year-end rate of exchange. Revenues and expenses of foreign subsidiaries are translated into U.S. dollars at the average rates of exchange for the year. The resultant translation adjustment is classified as other comprehensive loss, a component of members' capital.

[6] Securities valuation:

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Securities valuation: (continued)

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the members develop based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The members use judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The Company held common stock of publicly traded entities which are classified within Level 1 of the fair value hierarchy. Securities positions that are listed on securities exchanges or listed on the NASDAQ National Market are valued at the last reported sales price on the primary securities exchanges on the last business day of the accounting period. If there are no sales on that day, they are valued at their closing bid prices.

Investments are classified within Level 2 of the fair value hierarchy because they are not traded in active markets or are subject to transfer restrictions and their valuations are based on available market or other indicative information.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. The investments in investment funds, which are held by the Company's Hong Kong subsidiary, are classified within Level 3 of the fair value hierarchy.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

[7] Depreciation and amortization:

Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years for furniture, equipment and capitalized software. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or term of the lease, whichever is shorter.

[8] Income taxes:

The Company is subject to the New York City unincorporated business tax, which requires an add-back for members' compensation. The difference between the effective tax rate and statutory rate for Unincorporated Business Tax ("UBT") results from adjustments to book income for nondeductible expenses, foreign subsidiary income not included for New York City purposes, apportionment of taxable income between New York City and other locations and the add-back of members' guaranteed payments. The Company is also subject to income taxes from non-U.S. jurisdictions. Each member's applicable share of the Company's U.S. and state taxable income is reported on the member's individual income tax returns.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Income taxes: (continued)

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported.

For the year ended December 31, 2011, management has determined that there are no material uncertain income tax positions, and as such, no interest or penalties were recognized in 2011.

There are currently no income tax returns under audit. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2008.

[9] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

NOTE C - FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2011:

	Fair Value	Fair Value Hierarchy
Assets:		
Exchange traded funds	$ 305,906	Level 1
Investment funds	11,640	Level 3
	$ 317,546	

The following summarizes changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2011. The information reflects gains and losses for the full year for assets and liabilities categorized as Level 3 as of December 31, 2011. The information does not include gains or losses for assets and liabilities that were transferred out of Level 3 prior to December 31, 2011.

NOTE C - FAIR VALUE OF INVESTMENTS (CONTINUED)

	Level 3 Investment Funds
Balance - beginning of year	$ 174,233
Purchases of securities	5,427
Proceeds from sales of securities	(174,692)
Net realized and unrealized gains on securities	6,672
Balance - end of year	$ 11,640
Change in unrealized appreciation	$ 3,249

The Company does not hold any Level 2 investments at December 31, 2011.

Transfers between Levels 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurements in their entirety. There were no significant transfers between levels during the year ended December 31, 2011.

See Note B[6] for additional information related to the fair value hierarchy and valuation techniques and inputs.

NOTE D - MEMBERS' CAPITAL

Income and losses are allocated among the members based on their participating percentages, as defined in the Agreement.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2011, the Company had net capital of $4,639,178, which was $4,389,178 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.57 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and was required to maintain liquid capital of $386,100 as of December 31, 2011. As of December 31, 2011, CF Global (HK) Limited is in compliance with this requirement.

CF Global Trading (UK) Limited is a securities dealer licensed by the UK Financial Services Authority ("FSA"). Under the GENPRU and BIPRU sourcebooks of the FSA handbook, CF Global Trading (UK) Limited is required to maintain the higher of: the Base Capital requirement, the Market Risk plus Credit Risk requirement or the Fixed Overhead Requirement, which at December 31, 2011 was $922,544. As of December 31, 2011, CF Global Trading (UK) Limited is in compliance with this requirement.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)2(i) of such rule.

NOTE F - FIXED ASSETS

Fixed assets at December 31, 2011 are comprised of the following:

Computer and office equipment	$ 1,321,921
Furniture and fixtures	387,571
Leasehold improvements	844,079
Capitalized software	779,303
Total cost	3,332,874
Less accumulated depreciation	(2,940,220)
Fixed assets	$ 392,654

NOTE G - COMMITMENTS

The Company occupies office space under various noncancelable operating leases with terms expiring through 2014. Minimum rental commitments under noncancelable leases are as follows:

Year Ending December 31,	
2012	$ 843,599
2013	503,265
2014	77,676
	$1,424,540

Deferred rent payable was $141,419 at December 31, 2011. The deferred rent is being amortized on a straight-line basis over the life of the applicable leases.

NOTE H - RELATED PARTY TRANSACTIONS

The Company, in the ordinary course of business, receives commissions from one entity with an affiliated member.

NOTE I - FINANCIAL INSTRUMENTS AND RISKS

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates, and the extent and timing of investor participation in the markets for both equities and interest rate sensitive investments. Unexpected volatility or illiquidity in the markets could impair the Company's ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations.

NOTE I - FINANCIAL INSTRUMENTS AND RISKS (CONTINUED)

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

The net asset value of an investment fund does not take into account the effect of factors such as an investment fund's lock up and withdrawal policies, management, incentive and other fee structures, liquidity and current fair value of side-pocket investments, unfunded obligations and capital commitments. An investment fund's funding may be subject to various conditions and/or approval rights. Under certain circumstances, withdrawals from an investment fund may be limited or suspended (in whole or in part) as deemed necessary by the fund's investment manager. Substantial requests for withdrawals from an investment fund could cause the investment fund to liquidate positions sooner than would otherwise be desirable which could adversely affect the performance of the investment fund. In addition, regardless of the period of time in which withdrawals occur, the resulting reduction in an investment fund's net assets could make it more difficult for an investment fund to diversify its holdings and achieve its investment objectives.

The clearing and depository operations of the Company's investment transactions are provided by various brokers. At December 31, 2011, primarily all of the securities owned and due from brokers reflected in the consolidated statement of financial condition are positions with and amounts due from these brokers. Securities owned are subject to margin requirements.

NOTE J - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition as of December 31, 2011 is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

NOTE J - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5 (CONTINUED)

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Eliminations	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 4,965,443	$ 5,343,534		$ 10,308,977
Due from brokers	3,844,973	124,873		3,969,846
Securities owned, at fair value	305,906	11,640		317,546
Fixed assets, net	146,051	246,603		392,654
Investments in subsidiaries	5,797,937		$ (5,797,937)	0
Due from Parent		552,657	(552,657)	0
Research credits receivable	510,207			510,207
Other	206,685	681,929		888,614
	$ 15,777,202	$ 6,961,236	$ (6,350,594)	$ 16,387,844
LIABILITIES				
Accounts payable and accrued expenses	$ 1,327,589	$ 967,386		$ 2,294,975
Research credits payable	951,968	82,767		1,034,735
Due to subsidiaries	552,657		$ (552,657)	0
Due to brokers	719,834	6,091		725,925
Deferred rent payable	34,364	107,055	0	141,419
	3,586,412	1,163,299	(552,657)	4,197,054
MEMBERS' CAPITAL	12,190,790	5,797,937	(5,797,937)	12,190,790
	$ 15,777,202	$ 6,961,236	$ (6,350,594)	$ 16,387,844

NOTE K - CONTINGENCIES

In the ordinary course of business, the Company is involved in certain litigation proceedings. The Company believes that these claims are without merit and intends to vigorously defend against them. The estimated potential liability of these claims is not determinable.